Exhibit 99.1

FORM 6-K

EVAXION BIOTECH A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

		Three Months Ended June 30,		Six Months Ended June 30,
		2024	2023	2024	2023
	Note	(USD in thousands, except per share amounts)
Revenue	5	$154	$—	$205	$—
Research and development		(2,752)	(2,936)	(5,588)	(6,788)
General and administrative		(1,983)	(2,741)	(3,594)	(5,283)

Operating loss		(4,581)	(5,677)	(8,977)	(12,071)
Finance income	9	220	47	5,838	332
Finance expenses	9	(2,036)	(278)	(2,282)	(604)

Net loss before tax		(6,397)	(5,908)	(5,421)	(12,343)

Income tax benefit		199	225	417	419

Net loss for the period		$(6,198)	$(5,683)	$(5,004)	$(11,924)

Net loss attributable to shareholders of Evaxion Biotech A/S		$(6,198)	$(5,683)	$(5,004)	$(11,924)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		24	(9)	9	(53)
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Exchange differences on currency translation to presentation currency		4	8	101	86

Other comprehensive income/(loss) for the period, net of tax		$28	$(1)	$110	$33

Total comprehensive loss		$(6,170)	$(5,684)	$(4,894)	$(11,891)

Total comprehensive loss attributable to shareholders of Evaxion Biotech A/S		$(6,170)	$(5,684)	$(4,894)	$(11,891)

Loss per share – basic and diluted		$(0.12)	$(0.21)	$(0.10)	$(0.46)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Financial Position

		June 30, 2024	December 31, 2023
		(USD in thousands)
ASSETS	Note
Non-current assets
Property and equipment, net		$3,903	$4,343
Government grants receivable		71	29
Tax receivables, non-current		392	—
Leasehold deposits, non-current		165	167
Total non-current assets		4,531	4,539
Current assets
Prepayments and other receivables		1,917	1,952
Tax receivables, current		790	815
Cash and cash equivalents		7,993	5,583
Total current assets		10,700	8,350
TOTAL ASSETS		$15,231	$12,889

EQUITY (DEFICIT) AND LIABILITIES
Share capital	10	$8,244	$5,899
Other reserves		105,983	97,342
Accumulated deficit		(112,974)	(107,970)
Total equity (deficit)		1,253	(4,729)

Non-current liabilities
Lease liabilities, non-current		1,750	1,896
Borrowings, non-current	7	8,262	8,489
Provisions		145	149
Total non-current liabilities		10,157	10,534

Current liabilities
Lease liabilities, current		319	326
Warrant liability	6	48	190
Derivative liability	6	—	2,714
Borrowings, current	7	158	159
Trade payables		2,558	2,689
Other payables		738	1,006
Total current liabilities		3,821	7,084
Total liabilities		13,978	17,618
TOTAL EQUITY AND LIABILITIES		$15,231	$12,889

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (Deficit)

			Other reserves
	Note	Share capital	Share premium	Share-based payments reserve	Foreign currency translation reserve	Accumulated deficit	Total equity (deficit)
		(USD in thousands)
Equity at December 31, 2023		$5,899	$87,450	$13,665	$(3,773)	$(107,970)	$(4,729)
Net loss for the period		—	—	—	—	(5,004)	(5,004)
Other comprehensive income		—	—	—	110	—	110
Share-based compensation	8	—	—	101	—	—	101
Issuance of shares for cash	10	2,345	11,837	—	—	—	14,182
Non-cash effect from issue of investor warrants classified as derivative liability	6	—	(1,097)	—	—	—	(1,097)
Transaction costs		—	(2,310)	—	—	—	(2,310)
Equity at June 30, 2024		$8,244	$95,880	$13,766	$(3,663)	$(112,974)	$1,253

			Other reserves
	Note	Share capital	Share premium	Share-based payments reserve	Foreign currency translation reserve	Accumulated deficit	Total equity
		(USD in thousands)
Equity at December 31, 2022		$3,886	$80,727	$13,186	$(3,651)	$(85,845)	$8,303
Net loss for the period		—	—	—	—	(11,924)	(11,924)
Other comprehensive income		—	—	—	33	—	33
Share-based compensation	8	—	—	326	—		326
Issuance of shares for cash	10	504	5,469	—	—	—	5,973
Transaction costs		—	(176)	—	—	—	(176)
Equity at June 30, 2023		$4,390	$86,020	$13,512	$(3,618)	$(97,769)	$2,535

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Cash Flows

	Six Months Ended
	June 30,
	2024	2023
	(USD in thousands)
Operating activities:
Net loss for the period	$(5,004)	$(11,924)
Adjustments for non-cash items	(3,427)	717
Interest received	95	98
Interest paid	(29)	(34)
Cash flow from operating activities before changes in working capital	(8,365)	(11,143)
Cash flow from changes in working capital:
Changes in net working capital	(620)	(151)
Net cash used in operating activities	(8,985)	(11,294)
Investing activities:
Purchase of property and equipment	—	(23)
Payment of non-current financial assets – leasehold deposits	(3)	(6)
Net cash used in investing activities	(3)	(29)
Financing activities:
Proceeds from issuance of shares and exercise of warrants	14,182	5,973
Transaction costs related to issuance of shares	(2,310)	(176)
Repayment of borrowings	(313)	(297)
Leasing installments	(165)	(163)
Net cash provided by financing activities	11,394	5,337
Net increase/ (decrease) in cash and cash equivalents	2,406	(5,986)
Cash and cash equivalents at January 1	5,583	13,184
Exchange rate adjustments on cash and cash equivalents	4	(80)
Cash and cash equivalents at June 30	$7,993	$7,118
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Acquisition of property and equipment through loan from lessor	$—	$65

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Note 1. General Company Information

Evaxion Biotech A/S is a pioneering clinical stage TechBio company based upon its the Artificial Intelligence (AI) platform: AI-Immunology™. The AI-Immunology™ platform consists of multiple proprietary and scalable AI prediction models harnessing the power of data, machine learning and artificial intelligence to decode the human immune system. This enables the development of novel vaccines for treatment of various cancers as well as bacterial and viral infections. We believe we are the first in the world to demonstrate a link between predictive power of Artificial Intelligence, or AI, and clinical response in patients as evidenced by a clear association between AI-Immunology™ predictions and progression free survival in metastatic melanoma cancer patients. AI-Immunology™ allows for fast and effective discovery, design and development of novel vaccines and offers a strong value proposition towards existing and potential pharma partners. The value proposition is supported by AI-Immunology™ as the AI platform is being preclinically and clinically validated, adaptable, scalable to other disease areas and, we believe, reduces development cost and risks significantly. Partnerships are a key element in our approach to realizing value of the opportunities AI-Immunology™ caters for. Further, we have developed a clinical-stage oncology cancer pipeline of novel personalized therapeutic vaccines and a pre-clinical prophylactic vaccine pipeline for bacterial and viral diseases with high unmet medical needs based on AI-Immunology™ identified vaccine targets. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options through AI-Immunology™. Our purpose is saving and improving lives with AI-Immunology™. Unless the context otherwise requires, references to the “Company,” “Evaxion,” “we,” “us,” and “our”, refer to Evaxion Biotech A/S and its subsidiaries.

Evaxion is a public limited liability company incorporated and domiciled in Denmark with its registered office located at Dr. Neergaards Vej 5f, DK-2970 Hørsholm, Denmark.

The unaudited condensed consolidated interim financial statements of Evaxion Biotech A/S and its subsidiaries (collectively, the “Group”) for the three and six months ended June 30, 2024 and 2023, were approved, and authorized for issuance, by the board of directors on August 13, 2024.

Note 2. Liquidity and Going Concern Assessment

The Company anticipates incurring additional losses until such time, if ever, it can complete its research and development activities and obtain out-licensing partnerships for its product candidates and generate revenues from such product candidates. Substantial additional financing will be needed by the Company to fund its operations and to continue development of product candidates.

Due to the continuing operating losses, expected negative cash flows and the need for additional funding to finance future operations, there is significant doubt about the Company’s ability to continue as a going concern through one year from the balance sheet date of these unaudited condensed consolidated financial statements.

Failure to raise capital or enter into such other arrangements when needed could have a negative impact on the Company’s financial condition and its ability to pursue its business plans and strategies. If the Company is unable to raise additional capital when needed, it could be forced to delay, limit, reduce or terminate its product candidate development or grant rights to develop and market its product candidates.

The Company monitors its funding situation closely to ensure that it has access to sufficient liquidity to meet its forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transactions and/or adjust the cost base accordingly. In March 2023, the Company adjusted its organization and reprioritized development programs to focus the operations and to save costs. With the Company’s current cash position including cash received from its public offering in February 2024, planned cash outflows from operating, investing and financing activities, the Company expects to have sufficient funds into February 2025.

For 2024, the Company has the ambition to generate revenues equal to the Company's expected cash burn for 2024 (excluding financing activities) which will take its cash runway even further into 2025, although no assurances can be made that we will generate such business development income and risks remain. The Company's plan is to balance the funding of cash needs through its active at-the-market (“ATM”) program, investors exercising prefunded warrants currently held on an escrow account or other capital sources in case this is not covered by income from potential collaborations or licenses. The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and discharge of its liabilities and commitments in the normal course of business.

The matters that raise significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (PCAOB) standards.

On June 7, 2022, we entered into a purchase agreement, or the Purchase Agreement, with Lincoln Park Capital Fund, LLC, or Lincoln Park, pursuant to which we have the right, but not the obligation, to sell to Lincoln Park up to $40.0 million of our ordinary shares, DKK 1 nominal value, represented by American Depositary Shares, or the ADSs, subject to certain limitations, from time to time over the 36-month period commencing on the date that a registration statement covering the resale of the ADSs is declared effective by the SEC. In connection with the execution and delivery of the Purchase Agreement, we issued 428,572 ordinary shares represented by ADSs to Lincoln Park as consideration for a commitment fee of $1.2 million for Lincoln Park’s commitment to purchase ordinary shares represented by ADSs under the Purchase Agreement, or the Commitment Shares.

On July 7, 2022, we filed a “selling shareholder” registration statement covering the resale by Lincoln Park to the public as the selling shareholder of up to 4,649,250 ADSs with each ADS representing one ordinary share, comprised of: (i) the 428,572 Commitment Shares, and (ii) up to an additional 4,220,678 ordinary shares represented by ADSs that we have reserved for sale to Lincoln Park under the Purchase Agreement from time to time, if and when we determine to sell additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement. We cannot sell ordinary shares under this agreement if the beneficial ownership by Lincoln Park and its affiliates exceeds 9.99% of our issued and outstanding ADS. The agreement is not yet operational between the parties.

On October 3, 2022, the Company entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) to sell up to $14.4 million of its ordinary shares represented by ADSs. The Company agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through them as sales agent under the Sales Agreement. The offering of the Company’s ADSs pursuant to the Sales Agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the Sales Agreement, or (2) termination of the Sales Agreement by the Company or JonesTrading. The Company and JonesTrading may terminate the sales agreement at any time upon ten days’ prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell the Company’s ADSs or a suspension or limitation of trading the Company’s ADSs on the Nasdaq Capital Market.

On July 31, 2023, the Company entered into a financing agreement with Global Growth Holding Limited (“GGH”), for the issuance of convertible notes into the Company’s ordinary shares represented by ADSs, DKK 1 nominal value. Pursuant to the agreement, the Company may elect to sell to GGH up to $20.0 million in such notes on any business day over the 36 - month term of the agreement. The Company has the right, but not the obligation, to direct GGH to purchase tranches of up to $0.7 million, subject to certain limitations and conditions set forth in the agreement. In connection with the agreement, the Company is obligated to pay GGH a commitment fee totaling $1.1 million. At any time, GGH may, in its sole discretion, convert the notes into ordinary shares at specified conversion prices upon submission of a request for conversion by GGH to the Company. As of June 30, 2024, the facility has not been used as the registration statement has not been filed with the SEC yet as other registrations have been prioritized.

On December 18, 2023, the Company entered into a Securities Purchase Agreement (“2023 SPA”) with a group of certain investors including all members of the Company’s Management and Board of Directors, and MSD GHI a corporate venture capital arm of Merck & Co., Inc., Rahway, NJ, USA, (collectively, the “2023 SPA Investors”), for the issuance and sale in private placement of 9,726,898 of ordinary shares, DKK 1 nominal value represented by ADSs, and accompanying warrants to purchase up to 9,726,898 ordinary shares represented by ADSs at a purchase price of $0.54 per ordinary share (the “2023 SPA Investor Warrants”). The 2023 SPA Investor Warrants are exercisable immediately upon issuance and expire three years after the closing date of the private placement and have an exercise price equal to $0.71 per ordinary share. The gross proceeds to the Company from the private placement are $5.3 million, with up to an additional $6.8 million of gross proceeds in the event of cash exercise of the 2023 SPA Investor Warrants, before deducting offering expenses payable by the Company.

In February 2024, the Company completed a public offering through which the Company offered 757,500 ADSs representing an aggregated 7,575,000 ordinary shares, DKK 1 nominal value per share, together with warrants to purchase up to 757,500 ADSs representing 7,575,000 ordinary shares (the “February 2024 Offering”). The public offering price for each ADS and accompanying warrant is $4.00. The warrants have an exercise price per ADS of DKK 27.52 and are immediately exercisable for a term of five years from the date of issuance. As part of the public offering, the Company offered prefunded warrants to purchase up to 2,992,500 ADSs representing 29,925,000 ordinary shares. The public offering price for each ADS and accompanying prefunded warrant is $4.00. The prefunded warrants have an exercise price per ADS of $1.4537 and are immediately exercisable for a term of five years from the date of issuance. After deducting fees and expenses, total proceeds to the Company from the public offering were approximately $8.4 million. During the six months ended June 30, 2024, 599,500 prefunded warrants to purchase ADSs were exercised for total proceeds of approximately $0.9 million.

Note 3. Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with IFRS Accounting Standards have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2023 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 4.

The accounting policies applied are consistent with the accounting policies as outlined in the basis of presentation section included in Note 3 of the audited financial statements as of and for the year ended December 31, 2023.

New and Amended Standards and Interpretations

On January 1, 2024 the Company adopted the International Accounting Standards Board issued amendments to paragraphs 69 to 76 of IAS 1 Presentation of Financial Statements, which specify the requirements for classifying liabilities as current or non-current. The amendments require companies to disclose information about covenants in order for investors to understand the risk that such non-current debt with covenants could become repayable within twelve months. Adoption of this amendment did not result in the reclassification of the Company’s non-current debt as a current liability at any reporting date, from the inception of the borrowings to June 30, 2024.

There are no other new IFRS or IFRS Interpretation Committee interpretations effective during the six months ended June 30, 2024 that have a material impact to the interim condensed consolidated financial statements.

Standards issued but not effective

There were a number of standards and interpretations which were issued but were not yet effective at June 30, 2024 and have not been adopted for these unaudited condensed consolidated financial statements, including:

●	Amendments to IAS 21 Lack of Exchangeability ( January 1, 2025)

The Company expects to adopt these standards, updates and interpretations when they become mandatory. These standards are not expected to have a significant impact on disclosures or amounts reported in the Company’s financial statements in the period of initial application and future reporting periods.

Note 4. Significant Accounting Judgements, Estimates, and Assumptions

In the application of its accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting judgments and estimation uncertainties that are required in the annual consolidated financial statements, and therefore, should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2023.

Significant accounting estimates made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated financial statements relate to going concern, liability-classified warrants and share-based compensation. See Note 2 above and Notes 6 and 8 below for additional information regarding liability classified warrants and share-based compensation, respectively.

There have been no other changes to the application of critical accounting judgments, or estimation uncertainties regarding accounting estimates.

Note 5. Revenue

In September 2023, the Company entered into a collaborative research agreement with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA (“MSD”), to explore new ways to apply AI technologies to vaccine discovery development. During the three and six months ended June 30, 2024, the Company recognized services revenue of $0.2 million from its research and development services. Additionally, the Company is eligible to earn further services revenue of up to $0.2 million under the agreement with MSD through research and development efforts and the attainment of development milestone payments.

During the three and six months ended June 30, 2024, 100% of revenue earned was services revenue generated in Denmark from the Company’s collaborative research agreement with MSD. There were no other revenues earned by the Company during or prior to the six months ended June 30, 2024.

Note 6. Financial Instruments and Risk Management

Financial risk management and risk management framework

In terms of financial risks, the Company has exposure to liquidity risk and market risk comprising foreign exchange risk. This note presents information about the Company’s exposure to each of the above risks together with the Company’s objectives, policies and processes for measuring and managing risks. The Company’s Board of Directors monitors each of these risks on a regular basis and implements policies as and when they are required. Details of the current risk management policies are provided below.

Liquidity risk

As of the date of these unaudited condensed consolidated financial statements the Company, with its current strategic plans, anticipates that the current cash position and the cash requirements per the 2024 Annual Budget will provide a positive cash runway into March 2025 assuming the prefunded warrants from the public offering in February 2024 are exercised before February 2025. Assuming no exercising of the prefunded warrants then the cash runway is into February 2025. Additionally, refer to Note 2 for further discussion of the Company’s liquidity.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The type of market risk that impacts the Company is currency risk. The Company does not currently have any loans or holdings that have a variable interest rate. Accordingly, the Company is not exposed to material interest rate risk.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from the Company’s operating expenses paid in foreign currencies, mainly USD. This exposure is known as transaction exposure. Any reasonable or likely movements in foreign exchange rates would not have a material impact on the Company’s operating results. The Company’s policy for managing foreign currency risks is to convert cash received from financing activities to currencies consistent with the Company’s expected cash outflows.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument, leading to a financial loss for the Company. The Company’s exposure to credit risk is limited to deposits with banks with high credit ratings. Accordingly, the Company does not have material credit risk and no provision for credit risk is recognized.

Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company raises capital from the issue of equity, grants, licensing or borrowings. On a regular basis, management receives financial and operational performance reports that enable management to assess the adequacy of resources on hand and the Company’s liquidity position to determine future financing needs. For further information on financing needs refer to Note 2.

Fair values

Financial instruments measured at fair value in the unaudited condensed consolidated financial statements of financial position are grouped into three levels of fair value hierarchy. This grouping is determined based on the lowest level of significant inputs used in fair value measurement, as follows:

1.	Level 1 – quoted prices in active markets for identical assets or liabilities.

2.	Level 2 – inputs other than quoted prices included within Level 1 that are observable for the instrument, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

3.	Level 3 – inputs for instruments that are not based on observable market data (unobservable inputs).

The following table summarizes the Company’s financial liabilities, and the category using the fair value hierarchy. Note, the Company did not have any financial assets measured at fair value on a recurring basis, as of June 30, 2024 and December 31, 2023.

	June 30, 2024
	Level 1	Level 2	Level 3
	(USD in thousands)
Financial liabilities measured at fair value
EIB Warrants	$48	$—	$—
Total financial liabilities measured at fair value through profit or loss by level	$48	$—	$—
Financial liabilities measured at amortized cost
EIB Loan	$—	$—	$8,363
Loan from lessor	—	—	914
Total financial liabilities measured at amortized cost by level	$—	$—	$9,277

	December 31, 2023
	Level 1	Level 2	Level 3
	(USD in thousands)
Financial liabilities measured at fair value
EIB Warrants	$190	$—	$—
2023 SPA Investor Warrants	—	—	2,714
Total financial liabilities measured at fair value through profit or loss by level	$190	$—	$2,714
Financial liabilities measured at amortized cost
EIB Loan	$—	$—	$8,566
Loan from lessor	—	—	1,022
Total financial liabilities measured at amortized cost by level	$—	$—	$9,588

2023 SPA Investor Warrants

On June 21, 2024, the Company entered into an amendment to its 2023 SPA Investor Warrants. The amendment converts the exercise price per ordinary share from $0.707 to 4.799 DKK, subject to adjustment. As the exercise price is no longer settled in foreign currency, the warrants now meet the fixed for fixed criteria under IAS 32. This resulted in a change of classification of the 2023 SPA Investor Warrants from liability classification to equity classification. Due to the classification change, the warrants were remeasured and then subsequently reversed and included in other reserves. At December 31, 2023, the 2023 SPA Investor Warrants were valued using a Black-Scholes option-pricing model, which included the following significant unobservable inputs:

December 31, 2023
Exercise price	$0.71
Remaining contractual term (in years)	1.49
Expected share price volatility	85%
Risk-free interest rate	4.60%
Expected dividends	—

Prior to the amendment, the 2023 SPA Investor Warrants were included in derivative liabilities on the consolidated statement of financial position. The change in estimated fair value was recognized within finance income or finance expense in the consolidated statement of comprehensive loss. At June 30, 2024, in relation to the change in classification, the derivative liability was reclassified to other reserves.

2024 Investor Warrants

As part of the February 2024 Offering, the Company issued warrants to two investors with an exercise price based on the traded price prevailing as of the issue date. As set out in IAS 32, the warrants were classified as derivative financial instruments due to the exercise price being denominated in a currency other than the Company’s functional currency, and therefore the fixed for fixed criteria was not met. As such, the warrants were deemed derivative liabilities at issuance, and the liabilities were measured and remeasured at their fair value. The fair value of the 2024 Investor Warrants were determined using a Black-Scholes valuation model, considering relevant inputs, including the expected share price volatility, remaining contractual term, risk-free interest rate and expected dividend.

As announced on May 23, 2024, and on June 21, 2024, the Company entered into an amendment to each of its 2023 SPA Warrants and 2024 Investor Warrants. The amendments convert the exercise price per ADS for the 2023 SPA Warrants from $7.07 to DKK 47.99 and for the 2024 Investor Warrants from $4.00 to DKK 27.52, subject to adjustment. As the awards are no longer settled in foreign currency, the warrants now meet the fixed for fixed criteria under IAS 32. This resulted in a change of classification of the awards from liability classification to equity classification. Due to the classification change, the derivative liability was reclassified to other reserves at the time of the amendment.

The following table sets forth the changes to the Company’s derivative liability related to the 2023 SPA Warrants and 2024 Investor Warrants:

	Total Derivative Liability	2023 SPA Warrants	2024 Investor Warrants
	(USD in thousands)
Carrying amount at January 1, 2024	$2,714	$2,714	$—
Initial recognition of derivative liability	8,585	—	8,585
Remeasurement of derivative liability	(3,925)	(2,156)	(1,769)
Reclassification of derivative liability	(7,374)	(558)	(6,816)
Carrying amount at June 30, 2024	$—	$—	$—

The initial recognition and the reclassification are offset against other reserves. The net amount from derivative liabilities recorded as a non-cash adjustment to share premium amounts to $1.1 million and constitutes the difference between initial recognition $8.6 million, the balance at the time of the reclassification $7.4 million and amortization of deferred day-one loss in the period $0.2 million.

EIB Warrants

The Company received the proceeds from the draw of the first tranche of the EIB Loan on February 17, 2022. In connection therewith, EIB received 351,036 EIB Warrants, at an exercise price of DKK 1 per warrant, which vested immediately, pursuant to the terms of a separate warrant agreement, the EIB Warrant Agreement. The EIB Warrants are exercisable at any time after issuance either net in cash or through payment of the exercise price and receipt of shares. Therefore, the warrant liability is recognized in full upon issuance.

The Company issued warrants in connection with the EIB Loan Agreement. The EIB Warrants liability is measured in full upon issuance. The liability is measured initially at its fair value and is subsequently remeasured at the redemption amount. The liability is classified in Level 1 of the fair value hierarchy. Due to the fact that the exercise price is insignificant compared to the share price, there is virtually no time value.

The following table sets forth the changes to the Company’s EIB Warrants liability:

Warrant Liability
(USD in thousands)
Carrying amount at January 1, 2024	$190
Remeasurement of warrant liability	(138)
Foreign currency translation	(4)
Carrying amount at June 30, 2024	$48

Warrant Liability
(USD in thousands)
Carrying amount at January 1, 2023	$573
Remeasurement of warrant liability	(177)
Foreign currency translation	6
Carrying amount at June 30, 2023	$402

Note 7. Borrowings

Loan from Lessor

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. In addition to the ordinary lease payments, the Company obtained financing from DTU Science Park A/S (“DTU”) for rebuilding the laboratory facility and engineering building to match the Company’s needs. The Company will repay the $1.3 million financing at a fixed interest rate of 6% over 8 years. If the lease is terminated due to default by the Company before the outstanding balance, including interest accrued, has been repaid, the remaining balance is due immediately. The finance liability is recorded at amortized cost, which approximates fair value at the time of issuance.

As a result of the structure of the DTU financing this amount is not included as Purchase of property, plant and equipment within the unaudited condensed consolidated interim statements of cash flows. The leasehold improvements recognized will be subject to adjustment when the actual costs incurred are made available from DTU.

EIB Loan

In August 2020, the Company entered into a loan agreement with EIB. The Company received proceeds €7.0 million (approximately $7.8 million) on February 17, 2022. The Company will repay the EIB Loan at a fixed interest rate of 3% per annum and a payment-in-kind interest rate of 4% per annum. The loan is amortized to maturity using an effective monthly interest rate of 0.78%. The loan is repayable in full six years after drawing down.

Borrowings are summarized as follows (in thousands):

	June 30,	December 31,
	2024	2023
Loan from lessor	$913	$1,022
EIB Loan	7,507	7,626
Total Borrowings	8,420	8,648
Less: Borrowings, current portion	(158)	(159)
Total Borrowings, non-current portion	$8,262	$8,489

Note 8. Share-Based Payments

Warrant Program and Amendments

The Company’s Articles of Association allow for the granting of equity compensation, in the form of equity settled warrants, to employees, consultants and Scientific Advisory Board members who provide services similar to employees, members of executive management, and the board of directors. The warrants granted in 2018 or prior vested upon the closing of our initial public offering in February 2021 (“IPO”). The warrants granted in 2020 vest either gradually over 36 months or vest immediately. Vested warrants granted in 2020 are exercisable in certain exercise windows beginning in the second half of the year of 2021. Warrants granted up until 2019 expire on December 31, 2036. Warrants granted in 2020 and later expire on December 31, 2031. As of June 30, 2024 and 2023, the number of warrants as a percentage of outstanding ordinary shares was 5.9% and 8.6%, respectively.

The following schedule specifies the granted warrants:

		Weighted Average
	Number of	Exercise
	Warrants	Price/Share
Warrants granted as at December 31, 2023	2,738,473	USD 1.41(1)
Warrants granted	538,460	USD 0.40
Warrants forfeited	(84,559)	USD 2.75
Warrants granted as at June 30, 2024 (3)	3,192,374	USD 1.20 (2)
Warrants exercisable as at June 30, 2024	2,258,206	USD 1.02 (2)

		Weighted Average
	Number of	Exercise
	warrants	Price/Share
Warrants granted as at December 31, 2022	2,743,093	USD 1.50 (1)
Warrants exercised	(340,679)	USD 1.56
Warrants granted	10,000	USD 1.94
Warrants forfeited	(25,478)	USD 3.05
Warrants granted as at June 30, 2023 (3)	2,386,936	USD 1.51 (2)
Warrants exercisable as at June 30, 2023	1,823,807	USD 1.02 (2)
(1)	December 31, 2023 and 2022 USD-end rate used.
(2)	June 30, 2024 and 2023 USD-end rate used.
(3)	Number of warrants exclude EIB Warrants, SPA 2023 Warrants, and 2024 Investor Warrants referred to in Note 6.

On May 1, 2024, the Company granted 141,668 warrants to members of executive management, and 100,000 warrants to its board of directors. In connection with the grant of the warrants, the Company amended its Articles of Association to provide for the grant thereof. The warrants were issued on the terms and conditions set out in the Company’s Articles of Association. Warrants issued to executive management vest with 1/36 per month over 36 months beginning May 1, 2024 whereas warrants to members of the board of directors vest with 1/12 per month over 12 months beginning May 1, 2024.

Employees received 296,792 warrants as a recognition of strong team efforts. The warrants were granted on May 1, 2024 at the share price equal to the fair market value thereof on the date of grant and vests 1/36 per month over 36 months beginning May 1, 2024. For the three and six months ended June 30, 2024, a service cost of $0.1 million and $0.2 million has been recognized respectively, based on the estimated fair value of the warrants granted in prior periods and warrants expected to be granted. For the three and six months ended June 30, 2023, a service cost of $0.2 million and $0.3 million has been recognized respectively, based on the estimated fair value of the warrants granted in prior periods and warrants expected to be granted.

Subsequent to the Company’s IPO in 2021, determining the initial fair value and subsequent accounting for equity awards require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted. Warrants are granted at the share price on the date of grant, fair value comprises a time value which is significantly affected by the expected life and expected volatility. The expected life of a warrant is based on the assumption that the holder will not exercise until after the equity award is fully vested. Actual exercise patterns may differ from the assumption used herein. The expected volatility is based on peer group data and reflects the assumption that the historical volatility over a period similar to the life of the warrant is indicative of future trends, which may not necessarily be the actual outcome. The peer group consists of listed companies that management believes are similar to the Company in respect to industry and stage of development. Even with objective evidence of the fair value of an ordinary share, small changes in any other individual assumption or in combination with other assumptions could have resulted in significantly different valuations.

The following assumptions have been applied for the warrants issued during the six months ended June 30, 2024 and 2023, respectively:

	Six Months Ended June 30,
	2024	2023
Expected term (in years)	5.0 –7.0	5.0 –7.0
Risk-free interest rate	4.71% –4.72%	3.97% –4.13%
Expected volatility	85%	85%
Share price	$0.42	1.211 -1.5353

Note 9. Financial Income and Expenses

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Financial income:
Interest income, bank	$41	$47	$95	$98
Foreign exchange gains	131	—	203	234
Remeasurement of warrant obligation	48	—	172	—
Change in fair value of derivative liability	—	—	5,368	—
Total financial income	220	47	5,838	332
Financial expenses:
Interest expenses	(185)	(177)	(374)	(355)
Interest expenses, lease liabilities	(40)	(44)	(81)	(87)
Remeasurement of warrant obligation	(34)	(57)	(34)	(57)
Change in fair value of derivative liability	(1,654)	—	(1,654)	—
Foreign exchange losses	(123)	—	(139)	(105)
Total financial expenses	(2,036)	(278)	(2,282)	(604)
Net financial items	$(1,816)	$(231)	$3,556	$(272)

Note 10. Capital Structure and Financial Matters

Share Capital – Ordinary Shares

The following are changes in the Company’s share capital for the period ended June 30, 2024:

	Number of Ordinary Shares	Share Capital (DKK in thousands)
Share capital, December 31, 2023	37,897,780	37,898
Exercised warrants, January 3, 2024	9,216	9
Capital increase at January 26, 2024 (JonesTrading sales agreement)	2,633,550	2,634
Capital increase at February 1, 2024 (February 2024 Offering)	4,450,000	4,450
Capital increase at February 5, 2024 (February 2024 Offering)	3,125,000	3,125
Exercised warrants, February 5, 2024	1,975,000	1,975
Exercised warrants, February 21, 2024	2,060,000	2,060
Exercised warrants, April 15, 2024	1,960,000	1,960
Share capital, June 30, 2024	54,110,546	54,111

JonesTrading Sales Agreement

During the period between January 1, 2024 and June 30, 2024 the Company sold 2,633,550 ordinary shares represented by ADSs, DKK 1 nominal value with ten ordinary share represented by one ADS, at a VWAP of $9.75 per ADS. The ordinary shares represented by ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. Gross proceeds from the sale of ordinary shares represented by ADSs were approximately $2.6 million. In connection with the sale, the Company registered aggregate share capital increase of nominal DKK 2,633,550. The value of the remaining number of shares under the agreement with JonesTrading amounts to approximately $5.2 million.

February 2024 Offering

In February 2024, the Company completed a public offering through which the Company offered 757,500 ADSs representing an aggregated 7,575,000 ordinary shares, DKK 1 nominal value per share, together with warrants to purchase up to 757,500 ADSs representing 7,575,000 ordinary shares. The public offering price for each ADS and accompanying warrant is $4.00. The warrants have an exercise price per ADS of DKK 27.52 and are immediately exercisable for a term of five years from the date of issuance. As part of the public offering, the Company offered prefunded warrants to purchase up to 2,992,500 ADSs representing 29,925,000 ordinary shares. The public offering price for each ADS and accompanying prefunded warrant is $4.00. The prefunded warrants have an exercise price per ADS of $1.4537 and are immediately exercisable for a term of five years from the date of issuance. After deducting fees and expenses, total proceeds to the Company from the public offering were approximately $8.4 million. During the six months ended June 30, 2024, 599,500 prefunded warrants to purchase ADSs were exercised for total proceeds of approximately $0.9 million.

Note 11. Commitments and Contingencies

Legal Proceedings

On April 28, 2022, the Company received formal notice that on April 21, 2022, Statens Serum Institut (“SSI”), had initiated a legal proceeding against the Company in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application (PCT/EP2020/050058 and subsequently national filings, EP3906045) filed by the Company related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, for which the Company has a non-exclusive, royalty-bearing sub-licensable license to use from SSI (the “Invention”).

The patent application for the Invention relates solely to the use of the adjuvant CAF®09b in conjunction with a high dose of neopeptides in the Company’s EVX-01 product candidate. SSI’s claim to the patent application does not relate to any other aspect of the Company’s patent portfolio covering EVX-01 or the PIONEER platform technology. The patent application stems from work the Company performed under a collaboration agreement the Company entered into with SSI, DTU, Center for Cancer Immune Therapy (Herlev Hospital) and the Center for Genomic Medicine (Rigshospitalet). The patent application names the Company and certain of the Company’s employees as the sole invertors of the Invention.

In its filing, SSI’s primary claim is that the Invention disclosed in the patent application was not made by the Company and its employees, but rather, that SSI and members of its staff made the Invention and, therefore, SSI and certain of its staff members should be listed as the sole inventors of the Invention. In the alternative, SSI claims that it should have co-ownership with the Company of the patent application and the Invention.

On June 27, 2024, the Company entered into a Patent Co-Ownership Agreement with SSI, pursuant to which it has been agreed that the Company and SSI shall have co-ownership of certain patents related to the legal proceeding before The Danish Maritime and Commercial High Court, with the Company having all commercial rights related to such patents. This resolves the claim before the Danish Maritime and Commercial High Court and SSI has withdrawn its case.

Further on June 27, 2024, the Company entered into an updated CAF®09b Patent, Know How & Trademark License Agreement with SSI (the “License Agreement”), which replaces the original agreement entered into November 30, 2020. The License Agreement grants the Company an exclusive, royalty bearing sub-licensable license to a product comprising SSI’s adjuvant technology CAF®09b and PIONEER identified neopeptides. The License Agreement has been updated among other things to reflect for better commercial terms for the Company.

Note 12. Events After the Reporting Period

No events have occurred after the balance sheet date that effects the financial performance and positions disclosed in these condensed consolidated financial statements.